Maquia Capital Acquisition Corporation

50 Biscayne Boulevard, Suite 2406

Miami, FL 33132

VIA EDGAR

March 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:	Maquia Capital Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-253167

Filed March 23, 2021

Dear Ms. Lippmann:

Maquia Capital Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 24, 2021, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File. No. 333-253167) (the “Registration Statement”) submitted to the Commission on March 23, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-1 filed March 23, 2021

General

1.	Please clarify throughout the filing, including in the risk factors, that the public stockholders would not be able to redeem their shares in the event of an extension from 12 to 18 months to complete the business combination. Please also describe the sponsor loans in an event of an extension under Related Party Transactions. Lastly, we note the disclosure on page 6 that $1.5 million of the extension loans may be convertible into units at $10 per unit. However, the maximum loan amount, assuming both extensions and the overallotment, is $1.15 million. Please reconcile.

In response to the Staff’s comment, we have revised the Registration Statement to disclose that, if we anticipate that we may not be able to consummate our initial business combination within 12 months from the closing of this offering and subject to our sponsor or its affiliates depositing additional funds into our trust account, we may extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 18 months to complete a business combination) without submitting such proposed extensions to our stockholders for approval or offering our public stockholders redemption rights in connection therewith. We have also added a risk factor in this regard. The revised disclosure can be found on pages 6, 17, 32, and 86 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 26, 2021

We have also added disclosure of the sponsor loans in the event of an extension under Related Party Transaction and clarified that up to $1.5 million of such loans and any other loans made by our sponsor, our officer and directors and their affiliates to us prior to or in connection with our initial business combination can be converted into units at $10.00 per unit at the lender’s option. The revised disclosure can be found on pages 6, 26, 35, 61, 70, 78, 80, 86, 116 and 122 of the Registration Statement.

Exhibit 23.1 - Independent registered public accounting firm's consent, page 1

2.	We note the independent registered public accounting firm's consent refers to the Company's financial statements as of January 1, 2021. This date is not consistent with the date of the Company's balance sheet. Please have your auditor revise its consent to address the apparent discrepancy.

In response to the Staff’s comment, we have filed a revised consent of Marcum LLP as Exhibit 23.1 to this Amendment No. 2 to the Registration Statement that addresses the discrepancy referenced in the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 2 to the Registration Statement. If you have further comments, please feel free to contact our counsel, Sabrina He, at she@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeff Ransdell
Name: Jeff Ransdell
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP